November 25, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Lisa Larkin

Re:	KKR Income Opportunities Fund (the “Registrant” or the “Acquiring Fund”)

(File Nos. 333-282587 and 811-22543)

Dear Ms. Larkin:

This letter responds to comments that you conveyed to Brooke Clark via telephone on November 12, 2024, in connection with your review of the registration statement filed on Form N-14 with the Securities and Exchange Commission (“SEC”) on October 10, 2024, for KKR Income Opportunities Fund (the “Registration Statement”). The comments of the SEC staff (the “Staff”), followed by the Acquiring Fund’s responses, are set forth below. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

Comment 1. Please revise the Registration Statement to include reference to the liabilities of the Acquired Fund if they will be assumed by the Acquiring Fund. If the Acquiring Fund will not assume the liabilities of the Acquired Fund, please clarify this in the Registration Statement.

Response 1. The Acquiring Fund has revised the Registration Statement to include references, where appropriate, to reflect that the Reorganization will involve the transfer of certain liabilities. Further, the Acquiring Fund has added the following disclosure to the Synopsis of the Proposal:

“The Acquired Fund will use commercially reasonable efforts to discharge, or make provisions for, all of its known liabilities and obligations prior to the closing of the Reorganization. To the extent the Acquired Fund is unable to discharge or make provisions for any such liability or obligation prior to the Reorganization, the Acquiring Fund will assume all remaining liabilities and obligations of the Acquired Fund other than (a) any obligation of the Acquired Fund to make the distributions contemplated by the Reorganization Agreement or to perform other obligations under the Reorganization Agreement and (b) any expenses required to be borne by the Acquired Fund or the Acquired Fund Manager after the Reorganization.”

Comment 2. With respect to the question “What happens if the Proposal is not approved by the shareholders?” in the Questions and Answers section, please revise the answer to describe “strategic transactions” in plain English.

Response 2. The Acquiring Fund has revised the answer accordingly as follows:

“If the Reorganization Agreement is not approved by shareholders of the Acquired Fund, then the Acquired Fund will continue to operate as a separate fund in the manner in which it is currently managed, may seek out other strategic transactions, such as acquisitions or mergers, or may be liquidated.”

Comment 3. With respect to the question “How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?” in the Questions and Answers section, please revise the answer to also compare the fees on a net basis.

Response 3. The Acquiring Fund has revised the answer to include the following comparison of the fees and expenses of the Funds on a net basis:

“Each Fund’s management fee is calculated based on Managed Assets. On a net asset basis, the contractual advisory fee of the Acquired Fund was 0.45%, based on the expenses for the fiscal period ended March 31, 2024. The pro forma contractual advisory fee for the Combined Fund on a net asset basis would be 1.70%, based on information as of August 30, 2024.”

The Acquiring Fund notes that the response contains a cross reference to the “Fees and Expenses” section of the Registration Statement.

Comment 4. With respect to the question “How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?” in the Questions and Answers section, please disclose how the expense ratios will be impacted upon the expiration of the management fee waiver.

Response 4. The Acquiring Fund has added the following footnote to the expense ratio table:

“4 In connection with the Reorganization, the Acquiring Fund Manager has contractually agreed to temporarily reduce its Management Fee to an annual rate of 0.99% of the average daily value of the Combined Fund’s Managed Assets for a period of twelve months, effective as of the Closing Date of the Reorganization. Upon the expiration of this Management Fee waiver, the net total operating expense ratio of the Combined Fund will be 5.04%.”

Comment 5. With respect to the question “How will the fees and expenses of the Combined Fund compare to those of the Acquired Fund?” in the Questions and Answers section, please clarify the difference between the “gross total annual operating expense ratios” and the “net total annual operating expense ratios.”

Response 5. The Acquiring Fund has revised the answer accordingly as follows:

“The ~~net~~ total annual operating expense ratios, including interest expense, of the Acquired Fund and the Acquiring Fund, and, following the consummation of the Reorganization, the gross total annual operating expense ratio, including interest expense, of the Combined Fund and the net total annual operating expense ratio, including interest expense and after the Management Fee waiver, of the Combined Fund, is expected to be as follows:”

Comment 6. With respect to the question “How different are the Funds?” in the Questions and Answers section, please revise the answer to clarify the type of debt securities in which each Fund invests, including whether these debt securities are investment grade, below investment grade, or both.

Response 6. The Acquiring Fund has revised the answer accordingly as follows:

“The Acquired Fund invests, under normal market conditions, at least 80% of its Managed Assets (as defined below) in debt securities and 75% of its Managed Assets in higher quality, non-convertible debt securities ~~(including bonds and debentures)~~. These higher quality, non-convertible debt securities consist of (a) debt securities rated, at the time of purchase, within the four highest grades as determined by a nationally recognized statistical ratings organization (“NRSRO Rated Securities”), (b) short-term debt securities which are not NRSRO Rated Securities, but which are obligations of issuers having, at the time of purchase, any NRSRO Rated Securities, (c) U.S. government debt securities, and (d) bank debt securities. The balance of the Acquired Fund’s investments in debt securities may be unrated or below investment grade. For the Acquired Fund, “Managed Assets” means net assets, plus the proceeds from borrowings and the issuance of senior securities for investment purposes.

The Acquiring Fund, under normal market conditions, invests at least 80% of its Managed Assets (as defined below) in loans and fixed-income instruments or other instruments, including derivative instruments, with similar economic characteristics. The Acquiring Fund invests primarily in first- and second-lien secured loans, unsecured loans and high-yield corporate debt instruments of varying maturities. Such higher-yield debt securities will often be unrated or below investment grade. During temporary defensive periods, the Acquiring Fund may invest all or a portion of its assets in certain short-term and medium-term debt securities, such as U.S. government bonds, bank deposits and obligations, short-term corporate debt, repurchase agreements, and shares of money market funds. For the Acquiring Fund, “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).”

Comment 7. With respect to the question “How different are the Funds?”, please disclose what grade the Acquiring Fund’s assets are and any relevant investment strategies.

Response 7. The Acquiring Fund respectfully acknowledges the Staff’s comment and refers the Staff to the Acquiring Fund’s responses to comment 6 above.

Comment 8. In accordance with Item 3(c) of Form N-14, please disclose the risk factors of the Funds immediately following the synopsis of the information contained in the Registration Statement.

Response 8. The Acquiring Fund will revise the Registration Statement accordingly.

Comment 9. In the “Board Considerations” section, please disclose actions of the Board of Trustees of the Acquired Fund (the “Acquired Fund Board”) related to the strategic options for the Acquired Fund between December 2021 and May 2024.

Response 9. The Acquiring Fund has revised the disclosure in the “Background to the Proposed Reorganization” section accordingly as follows:

“While the Board took no formal action related to strategic initiatives during these meetings, the Trustees directed that periodic updates regarding INA’s strategic initiatives be included on subsequent meeting agendas. The Board otherwise considered, and discussed with INA, maintaining the status quo, the feasibility of converting the Fund to an open-end mutual fund or an interval fund, conducting periodic tender offers, a merger with affiliated and unaffiliated funds, and liquidation.”

Comment 10. In the “Board Considerations” section, please disclose if the Acquired Fund Board considered other costs and potential tax consequences related to the Reorganization.

Response 10. The Acquiring Fund respectfully acknowledges the Staff’s comment and notes the following disclosure in the “Anticipated Tax-Free Reorganization; Other Tax Impact” section sets forth the potential tax consequences that the Board of the Acquired Fund considered:

“The Board noted INA’s representation that the Reorganization will be structured such that it qualify as a tax-free reorganization for federal income tax purposes and that each Fund will obtain an opinion of counsel substantially to this effect (based on certain factual representations and certain customary assumptions). Notwithstanding the expected tax-free nature of the Reorganization, shareholders who elect to receive Cash Consideration in lieu of the Acquiring Fund’s shares may recognize a taxable gain.”

Further, the Acquiring Fund has added the following disclosure to the “Expenses of the Reorganization” section:

“The Board also considered that the Acquired Fund Manager will provide for a supplemental trustees liability insurance policy, that the retention amount for such supplemental policy will be borne by the Acquired Fund Manager, and that the premium for such supplemental policy will be borne equally between the Acquired Fund and the Acquired Fund Manager.”

Comment 11. In the “Board Considerations” section, please clarify what is meant by the following sentence: “In connection with the meetings and prior to approving the Reorganization, the Independent Trustees of the Acquired Fund met in private sessions and reviewed the information provided and discussed the proposed Reorganization with the Acquired Fund’s legal counsel.”

Response 11. In the exercise of its business judgement and fulfillment of its fiduciary duties, the Acquired Fund Board met in executive session (i.e., in private with counsel present) to consider the information that the Acquired Fund Board received from various sources. Acquired Fund counsel provided advice on, among other things, the standard of conduct required for the fulfillment of the Acquired Fund Board’s fiduciary duties under state and federal law.

Comment 12. In the “Board Considerations” section, please consider using the term “Combined Fund” in the following sentence to clarify which shareholders will assume which costs: “The Board also considered that substantially all of the Acquired Fund’s portfolio would be repositioned post-Reorganization, resulting in transaction costs, which would be borne by the Acquiring Fund, including shareholders of the Acquired Fund who remain shareholders in the Acquiring Fund.”

Response 12. The Acquiring Fund has revised the disclosure accordingly as follows:

“The Board also considered that substantially all of the Acquired Fund’s portfolio would be repositioned post-Reorganization, resulting in transaction costs, which would be borne by the ~~Acquiring~~Combined Fund, including shareholders of the Acquired Fund who remain shareholders in the ~~Acquiring~~Combined Fund.”

Comment 13. Please supplementally explain how it was determined that shareholders who elect to receive Cash Consideration will receive an amount equal to 98% of the net asset value of their shares of the Acquired Fund.

Response 13. The Acquiring Fund respectfully acknowledges the Staff’s comment and notes that the following disclosure in the “Board Consideration of the Reorganization” section sets forth the factors that the Board of the Acquired Fund considered in determining the ratio relative to the value of shares of the Acquired Fund at which Cash Consideration would be paid to electing shareholders:

“Terms and Conditions of the Reorganization. The Board considered the terms and conditions of the Reorganization and whether the Reorganization would result in the dilution of the interests of existing shareholders of the Acquired Fund. The Board also considered that shareholders of the Fund will receive Stock Consideration equal to 100% of the net asset value of their shares of the Acquired Fund for which Stock Consideration is elected and therefore would not experience dilution. The Board also noted that shareholders who elect to receive Cash Consideration will receive an amount equal to 98% of the net asset value of their shares of the Acquired Fund (subject to adjustment and proration), and that such amounts are consistent with terms in issuer tender offers by closed-end funds and redemption fees on other types of funds. The Board also noted that the Acquired Fund has persistently traded at a discount of greater than 2% and that shareholders electing Cash Consideration would likely receive a greater amount as a result of the Reorganization than selling Acquired Fund shares into the market.”

Comment 14. In the footnotes to the “Fees and Expenses” table, please disclose if the Acquiring Fund Manager may recoup the management fee waiver. If so, please describe the recoupment terms.

Response 14. The Acquiring Fund has revised footnote 6 to the “Fees and Expenses” table accordingly as follows:

(6) In connection with the Reorganization, the Acquiring Fund Manager has contractually agreed to temporarily reduce its Management Fee to an annual rate of 0.99% of the average daily value of the Combined Fund’s Managed Assets for a period of twelve months, effective as of the Closing Date of the Reorganization. After this twelve-month period, this management fee waiver agreement (the “Management Fee Waiver Agreement”) shall terminate unless otherwise agreed to in writing by the Acquiring Fund Manager and the Combined Fund. In addition, the Management Fee Waiver Agreement shall terminate upon termination of the investment advisory agreement between the Acquiring Fund Manager and the Combined Fund. The Acquiring Fund Manager may not seek reimbursement from the Combined Fund with respect to the Management Fee waived.

Comment 15. In the footnotes to the “Fees and Expenses” table, please confirm that footnote 5 correctly refers to the “Other expenses” of the Acquired Fund, Acquiring Fund, and the pro forma Combined Fund or if it should only refer to the “Other expenses” of the pro forma Combined Fund.

Response 15. The Acquiring Fund has revised footnote 5 to the “Fees and Expenses” table accordingly as follows:

“(5) The “Other expenses” shown in the table above and related footnotes are based upon estimated expenses for the current fiscal year for each ~~Fund~~of the Acquiring Fund and the Acquired Fund. The “Other expenses” of the pro forma Combined Fund are estimated in good faith and are hypothetical. There can be no assurance that future expenses will not increase or that any estimated expense savings will be realized.”

Comment 16. In the footnotes to the “Fees and Expenses” table, please clarify in footnote 6 which party or parties can terminate the contractual agreement to temporarily reduce the Acquiring Fund Manager’s Management Fee in connection with the Reorganization.

Response 16. As noted in response to Comment 14 above, the Acquiring Fund has revised footnote 6 to the “Fees and Expenses” table accordingly as follows:

“(6) In connection with the Reorganization, the Acquiring Fund Manager has contractually agreed to temporarily reduce its Management Fee to an annual rate of 0.99% of the average daily value of the Combined Fund’s Managed Assets for a period of twelve months, effective as of the Closing Date of the Reorganization. After this twelve-month period, this management fee waiver agreement (the “Management Fee Waiver Agreement”) shall terminate unless otherwise agreed to in writing by the Acquiring Fund Manager and the Combined Fund. In addition, the Management Fee Waiver Agreement shall terminate upon termination of the investment advisory agreement between the Acquiring Fund Manager and the Combined Fund. The Acquiring Fund Manager may not seek reimbursement from the Combined Fund with respect to the Management Fee waived.”

Comment 17. In the “Proxy Voting Policy and Proxy Voting Record” section, please revise the reference to Appendix B.

Response 17. The Acquiring Fund will revise the Registration Statement accordingly.

Comment 18. In the “Incorporation by Reference” section, please clarify which Fund’s documents are being incorporated by reference through the following document descriptions.

Response 18. The Acquiring Fund has revised the answer accordingly as follows:

“the definitive proxy statement on Schedule 14A for the Acquiring Fund’s 2024 annual meeting of shareholders, filed with the SEC on February 12, 2024; and (Investment Company Act File No. 811-22543; Accession No. 0001193125-24-032163); and

the description of Acquiring Fund common shares on  Form 8-A (Investment Company Act File No. 811-22543; Accession No. 0001104659-11-018274) filed with the SEC on April 4, 2011.”

Comment 19. Please supplementally address whether the Funds, their advisers, or any of the Funds’ affiliates have entered into a standstill agreement with respect to the Fund and a third party. If so, please provide a copy of such agreement or direct the Staff to where such agreement is filed on EDGAR. It is the Staff’s intention to review any such agreement, and the Staff may have additional comments upon review. For purposes of this comment, a “standstill agreement” is an agreement in which a third party agrees to take or not to take one or more specified actions with respect to either Fund.

Response 19. The Acquiring Fund respectfully acknowledges the Staff’s comment and confirms that no such standstill agreements have been entered into by the Funds, their advisers, or any of the Funds’ affiliates.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld